Filed by Vast Renewables Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

EDF Australia commits Euro 10 million to Vast

SYDNEY, AUSTRALIA and Houston, Texas, December, 8 2023: EDF Australia (“EDF Australia”) today announced a Euro 10 million commitment to Vast Renewables Limited (“Vast”), a renewable energy company specialising in concentrated solar power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat.

The companies will partner to develop Australian CSP projects that will further Australia’s transition to a clean-energy economy.

EDF Australia’s capital commitment is subject to closing the previously announced business combination between Vast and Nabors Energy Transition Corp. (“NETC”) (NYSE: NETCU, NETC, NETCW) and other customary conditions.

Vast’s proprietary CSP v3.0 technology has received significant support from the Australian Renewable Energy Agency (“ARENA”), which announced approval for up to AUD 65 million in conditional grant funding to support the construction of Vast Solar 1 (“VS1”), a planned 30MW CSP plant with 288 MWh of thermal storage in Port Augusta, South Australia.

VS1 will be co-located with Vast’s planned Solar Methanol 1 (“SM1”), a world-first green methanol demonstration plant led by Vast and German integrated energy giant Mabanaft, which was awarded AUD 19.48 million and EUR 13.2 million of conditional grant funding from an Australian and German government collaboration.

EDF Australia Country Manager James Katsikas said the company was committed to assisting Australia’s transition to a clean-energy economy. He emphasised EDF’s dedication to delivering a portfolio of clean-energy projects across the national energy network and highlighted the fact that EDF has an exceptional track record of developing, designing, delivering and operating complex, unique infrastructure projects.

“With our knowledge and experience, we are well-equipped to successfully execute multiple projects within the clean-energy value chain,” Mr Katsikas said.

“EDF Group is a long term, strategic investor with unparalleled expertise in clean energy development. We spend over AUD 1 billion annually on research and development and are uniquely placed to accelerate the commercialisation of cutting-edge technologies like Vast’s CSP 3.0. We look forward to collaborating with Vast and believe this arrangement has the potential to accelerate the nation’s transition towards clean energy production and consumption,” he added.

Vast Chief Executive Officer Craig Wood said, “As one of the largest energy utilities in the world, EDF operates gigawatts of renewable projects and has world-leading expertise in the use of sodium as a heat transfer fluid. We look forward to working with EDF Australia to deliver long-duration storage and green fuels projects, using our CSP technology to accelerate the decarbonisation of Australian industry.”

Vast founder Johnny Kahlbetzer said, “It's fantastic to have EDF validate our 14-year journey. Such development is integral to what AgCentral and the Twynam Earth Fund are all about, finding important decarbonisation technologies and getting them to market.”

William Restrepo, NETC CFO, said, “EDF Australia’s partnership with Vast is a critical milestone in catalysing the development of future CSP projects in the country.”

“EDF Australia's capital commitment to Vast validates the potential NETC sees in Vast to be a central player in the energy transition in Australia and around the world."

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon-free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Vast's CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.energy for more information.

About EDF

As a major player in the energy transition and one of the world's largest, diversified, clean energy producers, the EDF Group is an integrated energy company active across the energy value chain: generation, transmission, distribution, storage, energy trading, energy sales and energy services. EDF Group is a world leader in low-carbon energy, having developed a diversified production mix.

The EDF Group operates in more than 25 countries across Australia, Europe, North America, South America, Asia-Pacific, Africa and the Middle East.

With:

•	approximately 170,000 employees;
•	a €390B balance sheet and consolidated sales of EUR 143.5 billion in 2022;
•	over 40 million customer sites worldwide[1];
•	approximately 120GW of installed capacity producing 550+ TWh of electricity generation;
•	over €600M spent on research and development annually, and
•	over €8B spent on supply chain and procurement annually,

we are uniquely placed to help the world achieve the energy transition. In 2022, nearly 95% of the EDF Group's investments were in accordance with the EDF Group's low-carbon goals and we are also investing in new technologies to support energy transition. We are committed to the energy transition globally. EDF's raison d’être is to build a net zero energy future with electricity and innovative solutions and services, to help save the planet and drive well-being and economic development.

About Nabors Energy Transition Corp.

Nabors Energy Transition Corp. (NYSE: NETC, NETC.WS, NETC.U) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or similar business combination with one or more businesses or entities. NETC was formed to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

1 Customers are counted per delivery site and a customer can have two delivery points: one for electricity and another one for gas

NETC is an affiliate of Nabors Industries Ltd. ("Nabors") (NYSE: NBR), a leading provider of advanced technology for the energy industry. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors, which owns the global industry's largest fleet of land drilling rigs and equipment, is committed to innovate the future of energy and enable the transition to a lower-carbon world.

Contacts:

Vast

For Investors:

Caldwell Bailey

ICR, Inc.

VastIR@icrinc.com

For US Media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

EDF

Claire Wilkes

clare@taylorconnect.org

Nabors Energy Transition Corp.

For Investors:

William C. Conroy, CFA

Vice President – Corporate Development & Investor Relations (Nabors)

william.conroy@nabors.com

For Media:

Brian Brooks

Senior Director, Corporate Communications (Nabors)

brian.brooks@nabors.com

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. In connection with the proposed business combination (the "Business Combination") between Vast Renewables Limited ("Vast") and Nabors Energy Transition Corp. ("NETC"), Vast has filed a registration statement on Form F-4 (File No. 333-272058) (as amended, the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"), which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC's capital stock in connection with NETC's solicitation of proxies for the vote by NETC's stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. The Registration Statement was declared effective by the SEC on November 21, 2023, and mailing of a definitive proxy statement/prospectus to the stockholders of NETC commenced on November 22, 2023. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC's website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in the Registration Statement under the section titled “Business of NETC and Certain Information about NETC—Management” linked here. To the extent that holdings of NETC's securities have changed since the amounts printed in the Registration Statement filed on June 29, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additionally, NETC has engaged Morrow Sodali LLC to assist in the solicitation of proxies, whose contact information can be found in the Registration Statement under the section titled “About this Proxy Statement/Prospectus” linked here. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC's and Vast's ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination, the proposed financing from EDF, EDF's ability to provide the proposed financing and NETC's and Vast's future financial performance following the proposed Business Combination, as well as NETC's and Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "could," "should," “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination, including the proposed financing from EDF and other investors (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the Registration Statement and other documents filed, or to be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.